Exhibit No. 99.1
For immediate release

FAIRMONT FILES FIRST QUARTER 2006 REPORT

TORONTO, May 9, 2006 -- Fairmont Hotels & Resorts Inc. ("Fairmont" or the “Company”) (TSX/NYSE: FHR) today announced that it has filed its first quarter report and interim management’s discussion and analysis for the period ended March 31, 2006. A copy of the report is available on Fairmont’s website at www.fairmontinvestor.com as well as at www.sec.gov and www.sedar.com.

About Fairmont Hotels & Resorts Inc.
Fairmont is a leading owner/operator of luxury hotels and resorts. Fairmont's managed portfolio consists of 88 luxury and first-class properties with approximately 33,500 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. Fairmont owns Fairmont Hotels Inc., North America's largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. Fairmont also owns Delta Hotels, Canada's largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, Fairmont holds real estate interests in 21 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. Fairmont owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Contact:
Emma Thompson
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmontinvestor.com